Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: June 29, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the scheme of arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”) are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied; the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS AN ARTICLE POSTED ON SHELL’S INTRANET SHELL ONLINE ON JUNE 29, 2005.

Shell Online article

Unification of Royal Dutch and Shell Transport
An important milestone towards the unification of Shell’s parent companies was achieved on 28 June, when Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) held their respective meetings of shareholders in The Hague and London at which the shareholders voted in favour of resolutions to approve the unification transaction. If all further conditions to the unification are fulfilled, we expect trading of Royal Dutch Shell shares to commence on stock exchanges in London, Amsterdam and New York on 20 July 2005.

Information for shareholders
If you hold ordinary shares in Royal Dutch, you may have received information from the bank or broker through which you hold the shares with answers to questions about the exchange offer by Royal Dutch Shell and tender related forms. The offer is open until 11pm Amsterdam time on 18 July, 2005 (unless it is extended by press release). If you are unsure of what options are available to you and what action you need to take you should contact your bank or broker.

If you hold Shell Transport ordinary shares (unless you hold your shares in CREST) your Royal Dutch Shell shares will be issued to the Royal Dutch Shell corporate nominee to be held on your behalf. You will be sent a statement of your entitlement within 14 days of the date on which the scheme of arrangement becomes effective, expected to be 20 July, 2005.

If the cancellation and payment of the Shell Transport preference shares is approved by the Court, payment to the holders of preference shares is expected to take place on or around 19 July 2005.

For further information, Shell Transport shareholders can contact the shareholder helpline: Freephone 0800 169 1679, or from outside the UK on +44 1903 276 323.

Information for shareholders of Royal Dutch and Shell Transport can also be found on www.shell.com/unification.

Participants in share plans
If you are a participant in one of the employee share plans, you should already have received a communication explaining the impact of the proposed unification on your rights under the plans.

If you are a participant in an employee share plan, and hold the shares from the plan in your own name (e.g. US GESPP, Austrian and German share plans), please refer to the information for shareholders above.

If you are a participant in the UK Sharesave Scheme, you should have received instruction form(s) enclosed with the personalised communication dated 19 May 2005. You have until 12 January 2006 if you wish to complete these forms.

If you are a participant in the Australian Plan (AESPP) you will be receiving separate communications.

If you are a US participant in the Shell Savings Plans (the Shell Provident Fund or the Shell Pay Deferral Investment Fund) you should have already received a separate communication concerning the blackout applicable to these plans. The blackout dates for these plans may differ from the dates set out below. Also please note that there is no action that you need to take in connection with the tendering of Royal Dutch shares in the Royal Dutch Stock Fund in the Shell Savings Plans..

If you are a participant in any of the other employee share plans not specifically mentioned above, there is no action for you to take now in connection with the proposed unification.

Notice of blackout period for participants in employee share plans
A blackout period is planned on transactions in the employee share plans from closure of the relevant markets on 14 July 2005 until opening of the market on 20 July 2005. Any extension of the period needed to approve the unification may extend the blackout period. This blackout is to enable plan administrators and custodians of the plans sufficient time to convert Shell Transport and Royal Dutch databases into the equivalents for Royal Dutch Shell (RDS).

You will not be able to exercise your option(s) or purchase or sell your Royal Dutch or Shell Transport shares in the employee share plans during this blackout period. You may wish to consider the impact of the blackout period if you are planning to exercise your options or take other actions involving Royal Dutch or Shell Transport shares in any of the employee share plans.

For employees who are subject to the Code of Conduct for Share Transactions by Employees (the Code), please note that the forthcoming restricted period will still apply and will run from 30 June 2005 until 28 July 2005.

If you have questions regarding the blackout period, please contact the relevant plan administrator listed below, or email transaction.shareplan.questions@shell.com

Plan	Provider	Contact Details
Global Stock Options	Equiserve	+1 781 575 2877
US plans (including US GESPP)	Fidelity	+1 800 307 544 3929
US Shell Savings Plans	Fidelity	+1 800 307 4355
GESPP	Mourant	+44 20 8409 2651
UK Sharesave	Halifax	0800 371 761

Legal notices

Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been filed with, or furnished to, the US Securities and Exchange Commission (the ‘SEC’) by Royal Dutch Shell plc (Royal Dutch Shell) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This article and other documents related to the transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this article and any other documents related to the transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this article (including custodians, nominees and trustees) or other documents related to the transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this article and other documents relating to the transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This article and any document relating to the transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the ‘New Zealand Securities Act’). Accordingly, neither the Royal Dutch Offer documents nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this article in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors are advised to seek expert financial advice before making any decisions as regards the proposals, including the offer referred to in this article.